VIA EDGAR

October 21, 2011

Ms. Lynn Dicker, Reviewing Accountant

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3030

100 F Street, N.E.

Washington, D.C. 20549

Re:	Zebra Technologies Corporation
Form	10-K for the Fiscal Year Ended December 31, 2010
Filed	February 24, 2011
Response	Letter Dated September 28, 2011
File	No. 0-19406

Dear Ms. Dicker:

On behalf of Zebra Technologies Corporation (“Zebra”), set forth below is the response to your letter of comment dated October 12, 2011 relating to the above-referenced Form 10-K. The comments and headings are repeated below (comments are in italics).

Form 10-K for the Year Ended December 31, 2010

Results of Operations: Year Ended December 31, 2010 versus Year Ended December 31, 2009, page 28

Income Taxes, page 32

1.	We note your response to prior comment one in our letter Dated September 19, 2011. Please further advise us of the years affected and the amount applicable to each year. Also, please tell us how such error was reported for each year in your tax rate reconciliation on page F-30.

Zebra Technologies Corporation

October 21, 2011

Response:

The entire error of $2,764,000 related to the year ended December 31, 2009. The adjustment was identified and corrected in the first quarter of 2010. Zebra concluded that the error was not material to 2010 or 2009 after considering both the quantitative and qualitative guidance outlined in Accounting Standards Codification 250. As the error was not identified and corrected until 2010, there was no disclosure included in the 2009 rate reconciliation.

The error was included in the caption “Other” for 2010 in the rate reconciliation table in Note 17 on the top of Page F-30 in Zebra’s 2010 Form 10-K. The error represents a reduction of 1.9% of the effective rate for 2010 and is netted against other miscellaneous tax items that are not considered material individually and in the aggregate. The caption “Other” includes increases to the tax provision for non-deductable meals and entertainment expenses, provision to return true up amounts, change in deferred tax rates and other adjustments. The adjustments and error described above impacted the effective rate of 29.8% or $43,157,000 by 0.3% or $452,000 for the year ended December 31, 2010.

If you have any questions regarding the above responses, please contact me directly at 847-793-2664.

Sincerely,

/s/ Michael C. Smiley

Michael C. Smiley

Chief Financial Officer

cc:	Mr. Kevin L. Vaughn, Securities Exchange Commission
Mr.	Gary Newberry, Securities Exchange Commission

        Mr. Michael Smith, Chairman, Zebra Technologies

        Mr. Anders Gustafsson, Chief Executive Officer, Zebra Technologies

        Mr. Jim Kaput, General Counsel, Zebra Technologies

        Mr. Todd Naughton, VP. Finance/Chief Accounting Officer, Zebra Technologies